Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California  94303

VIA EDGAR

March 28, 2012
Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Essex Property Trust, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2012
File No. 1-13106

Dear Mr. Woody:

Essex Property Trust, Inc., a Maryland corporation (“Essex”), respectfully requests additional time to respond to the comment letter, dated March 15, 2012, from the staff of the Securities and Exchange Commission, related to the above filing.  Essex plans to submit its response on or before April 13, 2012.  Please contact me if this schedule is in any way a problem.

Thank you for your assistance.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.